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                             January 13, 2023

       James E. Kras
       Chief Executive Officer
       Edible Garden AG Inc.
       283 County Road 519
       Belvidere, NJ 07823

                                                        Re: Edible Garden AG
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 5,
2023
                                                            File No. 333-268800

       Dear James E. Kras:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment #1 to Form S-1

       Recent Developments, page 33

   1. We reference the discussion of the purchase of the assets of Greenleaf used in its business and the real property.
We also note the disclosure that the assets include all vehicles, fixtures, fixed assets
and equipment used in the operation of Greenleaf   s business;
                                                        Greenleaf   s
intellectual property; any inventory; and rights in and to certain outstanding contracts of Greenleaf
pursuant to which the company will sell Greenleaf   s existing
                                                        inventory and
work-in-process. Please address the following:
                                                            Revise to clearly
describe your accounting for the acquisition, including whether this was considered an
asset acquisition or a business combination. Please provide us with your analysis of
whether you acquired assets or a business. Refer to the requirements of ASC
805-10-15-4, 10-55-3A to 55-6 and Rule 11-01(d) of Regulation S-X.
 James E. Kras
Edible Garden AG Inc.
January 13, 2023
Page 2
             If you determined that this is the acquisition of assets, please clearly disclose and quantify the specific assets acquired and how they were valued.
             In addition, if this is the acquisition of assets please explain to us why you included the financial statements of Greenleaf and the pro forma information for the transaction as required by Rule 3-05 and Article 11 of Regulation
S-X.
Financial Statements
Audited Financial Statements of Greenleaf Business
Independent Auditors' Report, page F-49

2.    We note that the independent auditors    report includes a disclaimer
opinion on the
      financial statements of Greenleaf. Please note that Rule 2-02(c) of Regulation S-X requires the clear expression of an opinion on the financial statements, and a disclaimer does not satisfy the requirements of Article 2 of Regulation S-X. The reference to the compilation is also not appropriate. Please have your auditor revise their report to comply with the requirements of Article 2 of Regulation S-X.
       You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

FirstName LastNameJames E. Kras                              Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameEdible Garden AG Inc.
                                                             Services
January 13, 2023 Page 2
cc:       Alexander R. McClean, Esq.
FirstName LastName